United States securities and exchange commission logo





                           August 3, 2021

       Ian Robertson
       Chief Executive Officer
       Northern Genesis Acquisition Corp. II
       4801 Main Street, Suite 1000
       Kansas City, MO 64112

                                                        Re: Northern Genesis
Acquisition Corp. II
                                                            Registration
Statement on Form S-4
                                                            Filed July 2, 2021
                                                            File No. 333-257647

       Dear Mr. Robertson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed July 2, 2021

       General

   1. We note that you have not generated revenue from principal operations through March 31,
                                                        2021; however, some of
your disclosures do not appear to clearly convey this fact. For example, the disclosure
on page 23 states you have not recognized a "material amount" of revenue to date, but
you have successfully shipped freight using your technology and transfer hub network.
Also, on page 155 you state that since 2017 you have refined operations and now
conduct daily shipments between Los Angeles and Phoenix. Please revise throughout,
including the summary, to ensure your disclosures are clear that the company is still in the
process of developing and testing your technology, you have not earned no revenue to
date, and all products, route models, and partners are related to operations you expect
to begin in the future but have not yet begun.
 Ian Robertson
FirstName  LastNameIan Robertson
Northern Genesis Acquisition Corp. II
Comapany
August     NameNorthern Genesis Acquisition Corp. II
       3, 2021
August
Page 2 3, 2021 Page 2
FirstName LastName
Questions and Answers
Q: What conditions must be satisfied to complete the Business Combination?, page xiv

2. We note that you have a minimum cash condition of $295 million and the maximum redemption amounts were calculated assuming that the minimum cash condition will be implemented, along with the $200 million in PIPE financing. Please clarify here or in a separate Q&A that the minimum cash condition is solely for the benefit of Embark and only Embark has the right to waive this condition. Disclose the maximum number of shares that may be redeemed in order to satisfy the Minimum Cash Condition and the maximum number of shares that may be redeemed if the Minimum Cash Condition is waived.
Q: What vote is required to approve the Proposals presented at the Special Meeting?, page xvi

3. In light of your Support Agreement where your Sponsor and other NGA investors agree to vote to approve the Business Combination, please clarify the percentage of unaffiliated public SPAC stockholders that will be necessary to approve of Business Combination.
Prospectus/Proxy Statement Summary, page 1

4. Please define Level 4 or L4 autonomous semi-trucks. Clarify whether this refers to self-
         driving, driverless semi-trucks or autonomous driving with a driver present. In your business section, please describe the varying levels and clarify in which levels you will operate.
5. We note that a significant number of your corporate governance proposals contain
         provisions that will not be effective until after the    Trigger Date.
   Clarify how each
         corporate governance item subject to a Trigger Date provision will operate prior to the
         Trigger Date.
6. Please provide a description of your Sponsor, Northern Genesis Sponsor II LLC, the PIPE
         Investors, and the FPA PIPE Investors in your summary, and clarify whether any of them are affiliated. We note references to the institutional investors of your Sponsor. Please clarify whether these institutional investors are participating in PIPE investments.
7. We note that the Embark Founders will hold up to 69% of the voting power of Embark
         Technology after the close of the business combination. Please clarify whether Embark
         Technology will avail themselves of the close company exemptions for the corporate governance standards for their prospective exchange.
Risk Factors, page 14

8.       We note from disclosure in Northern Genesis Acquisition Corporation's
March 31,
         2021 Form 10-Q that management identified a material weakness in internal controls over financial reporting related to the accounting for warrants issued in connection with the company's initial public offering, which also resulted in ineffective disclosure controls and
 Ian Robertson
Northern Genesis Acquisition Corp. II
August 3, 2021
Page 3
         procedures as of this same date. Please revise to include a risk factor addressing this material weakness and discuss any remediation efforts taken so far and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur. Lastly, tell us what impact, if any, the identified weakness will have on your compliance with the terms in Section 5.6(f) of Article V of the Merger Agreement.
Embark has a limited operating history and an unproven business model in a new market..., page
17

9. You state here that you launched your Partner Development Program in 2020; however, it appears from your disclosures elsewhere in the filing that this Program was launched in
         April 2021. Please explain this apparent inconsistency or revise as necessary.
Embark has identified deficiencies that together constitute a material weakness in its internal control over financial reporting..., page 29

10. You state that you are in the process of developing a plan to remediate the material weakness in internal control over financial reporting that Embark identified as of
         December 31, 2019 and 2020. Please revise to clarify what steps you have taken so far and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur. Lastly, tell us what impact, if any, the identified weakness will have on your compliance with the terms in Section 4.8(c) of
Article IV of the Merger
         Agreement.
Key Financial Metrics, page 85

11.      We note that you provide key financial metric forecasts for 2024 and
2025 that
         assumes you will bring your software to market and generate revenue based on a per mile fee and estimates of your market share. Please clarify how the board used these metrics to determine the fair value of the transaction and the $4.25 billion implied equity value.
         Please describe the methods of valuations used by your management.
12. Please clarify the extent to which your estimates for miles driven for 2024 and 2025 are based on your existing agreements with your existing transportation partners, such as AB
         Inbev, versus acquiring new customers for which you currently do not have a relationship.
13. We note that your estimates include Phase 1 penetration of approximately 1.1% of the
       Sunbelt region serviceable market for the truck hauling industry, but your estimate of percentage of Serviceable Miles Driven triples in 2025 to 3.3%. Please clarify whether
FirstName LastNameIan Robertson
       the 2025 estimate is still confined to the Sunbelt region or if this estimate involves
Comapany    NameNorthern
       expanding            Genesis
                   your territory intoAcquisition
                                       Phase 2, theCorp.
                                                    lowerII48 contiguous
states. Your disclosure on
Augustpage   155Page
        3, 2021  indicates
                      3 that you will not enter into Phase 2 until 2026. FirstName LastName
 Ian Robertson
FirstName  LastNameIan Robertson
Northern Genesis Acquisition Corp. II
Comapany
August     NameNorthern Genesis Acquisition Corp. II
       3, 2021
August
Page 4 3, 2021 Page 4
FirstName LastName
14. We note that your financial advisors presented investor presentation materials to your prospective PIPE investors. Please advise us as to the substance of those investor presentation materials, including whether they included other Embark management financial or operating metrics or projections that otherwise disclosed. To the extent your board considered these materials in its evaluation of fairness of the Business Combination, please clarify.
U.S . Federal Income Tax Considerations, page 116

15. We note that merger agreement states that the parties "intend" for the business combination to be a reorganization within the meaning of Section 368(a) of the Tax
         Code. However, the disclosure does not indicate whether the parties expect the business combination to be tax-free to U.S. holders. Revise to make clear whether the parties expect the business combination to be tax-free to U.S. holders. If you are unable to conclude that the business combination is likely to be tax-free, revise your disclosure to focus on the uncertainty and the consequences of the business combination being taxable to U.S. holders. If you are able to conclude that the business combination is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of
         Regulation S-K.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Basis of Presentation, page 127

16.      You indicate the maximum redemption scenario is based on the maximum number of
         redemptions that may occur and still provide sufficient cash to satisfy the minimum cash condition. Please revise here to address what will happen if more than
31.9 million
         shareholders choose to redeem their shares. To the extent that Embark can choose to waive the minimum cash condition or the company intends to obtain additional financing to fund such redemptions, please consider including a discussion of the impact on the pro forma financials or affected amounts within such financials should more than 31,900,834 public shares be redeemed. Refer to Article 11-02(a)(10) of Regulation S-X.
17. Please provide your calculations that support the 406,038,192 post-combination shares issued to Embark stockholders as disclosed on page
129. Also, tell us
         how this amount compares to the total shares to be issued as disclosed in adjustment
         (G) of 404,099,124, or revise as necessary to clarify this apparent discrepancy.
18. You state on page 71 that immediately before the merger all Embark warrants exercisable for Embark common stock will be exercised in full or on a cashless basis. On page 127 you state that the Embark warrants will be converted into restricted stock to receive Class
         A stock. Please explain to us, and revise as necessary to clarify, how the 857,142 Embark warrants that are outstanding at March 31, 2021 will be impacted in the Merger.
 Ian Robertson
FirstName  LastNameIan Robertson
Northern Genesis Acquisition Corp. II
Comapany
August     NameNorthern Genesis Acquisition Corp. II
       3, 2021
August
Page 5 3, 2021 Page 5
FirstName LastName
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 130

19. Pro forma adjustment (I) refers to $50.9 million in adjustments to retained earnings;
         however, the total adjustments shown in the table and in the pro forma balance sheet are only $46.9 million. Please advise or revise for this apparent inconsistency.
20. We note the $13,749 adjustment included in note (I) relates to additional compensation costs for to the issuance of high voting Class B common stock in the merger; however, the cross reference to note (AB) relates to interest income. Also, it appears that you have not included an adjustment for the compensation expense in the pro forma income statement.
         Please advise or revise as necessary.
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 133

21. You appear to assume that both the restricted stock units (RSUs) and performance restricted stock units (PRSUs) noted in adjustments (AA) and (AC) were granted simultaneously with the Business Combination. Please tell us whether these award grants are a condition to the merger, or explain further your inclusion of the related expense in the pro forma adjustments for the merger transaction. To the extent these transactions are separate from the Business Combination, please consider including this information in a separate pro forma column from the merger transaction. Refer to
Article 11-02(b)(4) of
         Regulation S-X.
22. Notwithstanding your response to the previous comment, please tell us how you determined the $52.5 million adjustment (AA) for share-based compensation expense related to RSUs granted after the balance sheet date. In this regard, based on the per share fair value of $29.87 as disclosed on page F-65, it appears that the total fair value for the
         June 2021 RSU grant, which vest over a 4-year period, is approximately $83.7 million. To the extent additional awards were granted after the most recent balance sheet date, please revise to include a discussion of such grants in the subsequent events footnote or explain further this pro forma adjustment.
23. We note from your disclosure on page F-65 that the total fair value of the PRSUs granted in June 2021 was $80.5 million, which equates to a fair value of $5.96 per PRSU. Please tell us how you considered the market conditions for these awards in assuming such awards vested as of January 1, 2020. Also, explain the reason(s) for the significant difference between the fair value for the PRSUs and the fair value for your RSUs of
         $29.87 per share. In your response, please provide us with a breakdown of all of
         Embark's share-based compensation awards issued to date in fiscal 2021, and include the fair value of the underlying shares used to value such grants. If there were any significant fluctuations in the fair values between grant dates, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions. In addition, explain any significant variances between recent grants and the value of Embark as determined for purposes of the merger transaction.
 Ian Robertson
Northern Genesis Acquisition Corp. II
August 3, 2021
Page 6
Information About Embark
SaaS Focus, page 153

24. We note that you anticipate you will generate revenue from partners with carriers and private fleets on a per mile basis. Please clarify how you intend to generate revenue from
         OEMs and whether it is anticipated that they would share revenues for vehicles sold with your technology.
Embark's Partners and Ecosystem, page 158

25. Please discuss the material terms of the agreements or arrangements with your Partners.
         Clarify whether these agreements provide a framework or terms for future pricing, service, or investment. To the extent you are substantially dependent on any of these agreements, please file them as exhibits pursuant to Item 601(b)(10) of Regulation S-K.
         To the extent any of these agreement solely relate to your R&D fleet and its operations, please clarify.
Regulatory Environment for Autonomous Trucking, page 160

26. Your disclosure indicates that certain individual states allow L4 deployment and testing, but the federal Department of Transportation has put forth a framework for autonomous driving and it has pre-emptive rights over state regulation. Please clarify the current regulatory environment regarding the levels of autonomous driving that is legal and commercially available outside of testing, and clarify whether your current solutions fall within or outside of what is commercially permitted. To the extent your revenue projections are based on changes to the existing regulatory environment, please clarify what changes are required.
Embark's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 173

27. Please revise here to clarify that Embark has not generated any revenue, to date, and is still in the process of developing and testing their autonomous driving technology. Also, address any uncertainty about the company's ability to generate revenue in the future and how this might impact future liquidity and going concern status. FirstName LastNameIan Robertson
Beneficial Ownership of Securities, page 192
Comapany NameNorthern Genesis Acquisition Corp. II
AugustPlease
28.     3, 2021 provide
                  Page 6the beneficial ownership of Embark prior to the business combination.
FirstName LastName
 Ian Robertson
FirstName  LastNameIan Robertson
Northern Genesis Acquisition Corp. II
Comapany
August     NameNorthern Genesis Acquisition Corp. II
       3, 2021
August
Page 7 3, 2021 Page 7
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Accounting Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Rebecca Taylor, Esq.